# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Toast, Inc., CIK 0001650164
CUSIP: 888787108
Title of class of securities: Class A Common Stock, par value of $0.000001 per share ("Class A Common Stock")
Address of issuer's principal executive offices: 333 Summer Street, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001869038

## Reporting persons
- Stephen Fredette: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 30,618,437; shared voting power 0; sole dispositive power 30,618,437; shared dispositive power 0; aggregate amount beneficially owned 30,618,437 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Toast, Inc.
Address of issuer's principal executive offices: 333 Summer Street, Boston, MA, 02210

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Stephen Fredette (the "Reporting Person").
Address of principal business office or, if none, residence: 333 Summer Street, Boston MA 02210
Citizenship: The Reporting Person is a citizen of the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2024, based upon 490,920,952 shares of Class A Common Stock outstanding as of December 31, 2024, as provided by the Issuer. The information below assumes the conversion of the Class B common stock, par value $0.000001 per share ("Class B Common Stock") of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

The Reporting Person is deemed to be the beneficial owner of 30,618,437 shares of Class A Common Stock, which includes: (i) 1,633,262 shares of Class A Common Stock held of record by the Reporting Person; (ii) 19,173,555 shares of Class A Common Stock issuable upon conversion of 19,173,555 shares of Class B Common Stock held of record by the Reporting Person; (iii) 2,790,329 shares of Class A Common Stock held in trusts over which the Reporting Person has beneficial ownership; (iv) 6,549,115 shares of Class A Common Stock issuable upon conversion of 6,549,115 shares of Class B Common Stock held in trusts over which the Reporting Person has beneficial ownership; (v) 16,430 shares of Class A Common Stock underlying restricted stock units that will vest within 60 days of December 31, 2024; and (vi) 455,746 shares of Class A Common Stock, including shares issuable upon conversion of shares of Class B Common Stock, subject to a stock option exercisable within 60 days of December 31, 2024 by the Reporting Person.
Percent of class: 5.9
Sole power to vote or to direct the vote: 30,618,437
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 30,618,437
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Stephen Fredette: /s/ Monica Kleinman, Attorney-in-Fact for Stephen Fredette (02/13/2025)